Midcoast Energy Partners, L.P.

1100 Louisiana Street, Suite 3300

Houston, Texas 77002

March 20, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom, Assistant Director
Office of Consumer Products

Re:	Midcoast Energy Partners, L.P.

Schedule 14C

Filed February 15, 2017

File No. 001-36175

Schedule 13E-3

Filed February 15, 2017

File No. 005-87752

Ladies and Gentlemen:

Set forth below are the responses of Midcoast Energy Partners, L.P. (the “Partnership,” “MEP,” “we” or “us”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 14, 2017, with respect to the Partnership’s information statement on Form 14C (the “Information Statement”) and transaction statement on Schedule 13E-3 (the “Transaction Statement”) submitted to the Commission on February 15, 2017.

Concurrently with the submission of this letter, we are submitting through EDGAR our amendments to each of the Information Statement and the Transaction Statement (collectively, the “Amendment”). For your convenience, we will hand-deliver three full copies of the Amendment, as well as three copies of the Amendment marked to show all changes made to the Information Statement and the Transaction Statement since the Partnership’s initial submission on February 15, 2017.

For the convenience of the Staff, we have reproduced the Staff’s comments in bold, italicized text and have followed each comment with the Partnership’s response. All references to page numbers and captions correspond to the Amendment unless otherwise specified.

Securities and Exchange Commission

March 20, 2017

Schedule 13E-3

General

1.	The Schedule 13E-3 must incorporate by reference the information contained in the information statement in answer to the items of the schedule. Refer to General Instruction G of Schedule 13E-3. Please revise so that all substantive information included in the schedule appears instead in the information statement and is incorporated by reference into the schedule.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Information Statement and the Transaction Statement accordingly.

Item 13. Financial Statements

2.	Please update this section to reference the Form 10-K filed after the filing of the Schedule 13E-3. Please also corresponding update the summarized financial information appearing in the information statement.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Transaction Statement and the Information Statement accordingly. Please see pages 2 and 13 of the Transaction Statement and pages 86-88 and Annex D of the Information Statement. Please also see the response to comment 19 below regarding the inclusion of MEP’s Annual Report on Form 10-K as an annex to the Information Statement.

Preliminary Information Statement on Schedule 14C

General

3.	Please provide the disclosure required by Item 14(b)(5) of Schedule 14A.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Information Statement accordingly. Please see pages 6 and 57 of the Information Statement.

Special Factors

Background of the Merger, page 15

4.	We note that you expected MEP to breach certain covenants under the Loan Documents. Please disclose whether you attempted to renegotiate the Loan Documents to modify the covenants or sought a waiver for the potential breach of covenants under the Loan Documents.

Securities and Exchange Commission

March 20, 2017

RESPONSE:

We acknowledge the Staff’s comment and have revised the Information Statement to clarify that MEP did not pursue a modification of the covenants in the Loan Documents or a waiver for the potential breach of covenants. Please see page 15 of the Information Statement.

5.	We note your discussion throughout this section of actions taken by the MEP Committee starting in July 2015. We also note your disclosure on page 19 that on December 5, 2016, the MEP GP Board appointed “John A. Crum, James G. Ivey and Mr. Segner as the members of the MEP Committee…” Please explain any differences between the MEP Committee appointed on December 5, 2016 and the MEP Committee that functioned prior to such appointment.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Information Statement accordingly. Please see pages 16-20 of the Information Statement.

6.	We note your disclosure on page 16 that MEP and EEP evaluated several strategic alternatives including “(i) asset sales, (ii) mergers, (iii) joint ventures, (iv) reorganizations or recapitalizations and (v) further reductions in operating and capital expenditures.” Please expand your disclosure to describe the alternatives and the reasons you rejected each alternative.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Information Statement accordingly. Please see pages 16-19 of the Information Statement for an overview of alternatives considered and the reasons why certain of these alternatives were not pursued further or sufficient by themselves to address MEP’s overall financial decline. We respectfully note that EEP and MEP considered and pursued a recapitalization of MEP pursuant to the terms of a Subscription Agreement, which is described on pages 16-17 of the Information Statement, but that it was ultimately determined that the required level of equity issuances to recapitalize MEP would result in severe dilution of MEP’s existing unitholders while not being sufficient to alleviate MEP’s expected covenant compliance issues. In addition, although MEP did engage in efforts to reduce operating and capital expenditures, as referenced on page 17 of the Information Statement, MEP determined that these savings by themselves would not be sufficient to remedy MEP’s overall financial decline.

7.	Please provide additional disclosure about the reasons EEP determined that none of the indications of interest received as part of the Sale Process Transaction provided the basis for consummating a transaction in which EEP was willing to participate at the time.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Information Statement to include additional disclosure regarding the reasons for EEP’s determination that none of the indications of interest received during the Sale Process Transaction provided the basis for consummating a transaction in which EEP was willing to participate at the time. Please see pages 18-19 of the Information Statement.

Securities and Exchange Commission

March 20, 2017

8.	Each presentation by an outside party, whether in draft, preliminary or final form, oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please revise your proxy statement to summarize the December 20, January 9, and January 24 presentations by Evercore.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure on pages 48-49 of the Information Statement to include a summary of each presentation that has been filed as an exhibit to the Transaction Statement.

Reason for the MEP Committee’s Recommendation, page 29

9.	We note that the MEP Committee considered the Evercore opinion. If the MEP Committee intends to adopt the analysis and opinion of the financial advisor, as, for instance, the required analysis of going concern value, this must be explicitly stated. See Item 1014(b) of Regulation M-A and Question 20 of Release No. 34-17719 (April 13, 1981).

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure on page 33 of the Information Statement to include a statement that the MEP Committee adopted the analysis and opinion of Evercore.

10.	Please ensure that you specifically address each factor listed in Instruction 2 to Item 1014 of Regulation M-A in your discussion of the fairness determination to unaffiliated security holders. To the extent a factor in Instruction 2 was not considered in your determination, you should briefly address why for each such factor.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure on page 33 of the Information Statement to address each factor listed in Instruction 2 to Item 1014 of Regulation M-A.

11.	Please provide the disclosure required by Item 1014(d) of Regulation M-A.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Information Statement accordingly on page 33 to state that a majority of the independent directors of MEP GP, acting separately from the MEP Committee, did not otherwise vote to retain an unaffiliated representative to act solely on behalf of the MEP Unaffiliated Unitholders for purposes of negotiating the terms of the Merger Agreement or delivering a fairness opinion.

Securities and Exchange Commission

March 20, 2017

12.	Please eliminate the reference to “arm’s-length negotiations between Enbridge and the MEP Committee,” which is inappropriate in a transaction between affiliates.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Information Statement accordingly to eliminate this reference. Please see page 32 of the Information Statement.

Unaudited Financial Projections of MEP and MOLP, page 33

13.	Disclosure states that MEP management did not provide any other financial projections to Evercore. However, the Evercore presentations appear to include projections that are not included here. See, for example, pages 24, 50 and 51 of Exhibit (c)(5). Please advise.

RESPONSE:

We acknowledge the Staff’s comment, and respectfully advise the Staff that the Management Projections and the Forward Curve Financial Projections represent the entirety of the financial projections that were provided to Evercore by MEP Management. We further respectfully advise the Staff that the table included under the caption “Unaudited Financial Projections of MEP and MOLP” beginning on page 37 of the Information Statement reflects a summary of the Management Projections and the Forward Curve Financial Projections and does not purport to represent the entirety of the Management Projections and the Forward Curve Financial Projections. The information presented on pages 24, 50 and 51 of Exhibit (c)(5) to the Transaction Statement is taken directly from the Management Projections or Forward Curve Financial Projections.

Opinion of Evercore Group L.L.C. – Financial Advisor to the MEP Committee, page 36

14.	Please disclose that Evercore Group L.L.C. has consented to the use of the fairness opinion. In this regard, we note the limitation on reliance in the penultimate paragraph of the opinion.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Information Statement accordingly. Please see page 49 of the Information Statement.

General, page 46

15.	Please disclose the compensation received or to be received as a result of the relationship between Evercore and its affiliates and MEP and its affiliates during the past two years. See Item 1015(b)(4) of Regulation M-A.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Information Statement accordingly. Please see page 50 of the Information Statement.

Securities and Exchange Commission

March 20, 2017

Position of the Enbridge Parties, the MEP GP Board and the MEP Committee as to the Fairness of the Merger, page 46

16.	In making the statement on fairness required by Item 1014(a) of Regulation M-A, the parties use the qualifier “substantially.” Please revise here, and throughout the filing, to more clearly and consistently state whether the filing persons believe that the Rule 13e-3 transaction is substantively and procedurally fair to unaffiliated Unitholders.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Information Statement accordingly. Please see page 51 of the Information Statement.

Effects of the Merger, page 49

17.	Please include the disclosure required by Instruction 3 of Item 1013 of Regulation M-A.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Information Statement to provide the necessary disclosure under Instruction 3 of Item 1013 of Regulation M-A. Please see page 53 of the Information Statement.

Cautionary Statement Regarding Forward-Looking Statements, page 54

18.	The safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a going private transaction. Refer to Section 21E(b)(1)(E) of the Exchange Act. Please revise this section accordingly.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Information Statement accordingly. In response to the Staff’s comment, the Information Statement has been revised (i) on page 59 to remove the phrase “within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act.” and (ii) on page 60 to add the following sentence: “The forward-looking statements contained in this information statement, including forward-looking statements included in annexes attached to this information statement, made in connection with the transactions contemplated by the Merger Agreement are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.”

Securities and Exchange Commission

March 20, 2017

Incorporation of Certain Documents by Reference, page 78

19.	Please tell us how you are eligible to incorporate by reference.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Information Statement to include MEP’s 2016 Annual Report on Form 10-K as an Annex to the Information Statement. All references to information included in the Form 10-K will reference the Annex and/or the Information Statement. Please see pages ii, 86, 87, 88, 95 and 96, as well as Annex D, of the Information Statement.

*     *     *     *

Please direct any questions or comments regarding this correspondence to our counsel, Jesse P. Myers of Latham & Watkins LLP at (713) 546-7464.

Sincerely,

Midcoast Energy Partners, L.P.

By:	Midcoast Holdings, L.L.C., its general partner

/s/ Stephen J. Neyland
Name:	Stephen J. Neyland
Title:	Vice President—Finance

Enclosures

cc:	Valorie J. Wanner, Midcoast Energy Partners, L.P.

Willian N. Finnegan IV, Latham & Watkins LLP

Jesse P. Myers, Latham & Watkins LLP

William S. Anderson, Bracewell LLP

Michael S. Telle, Vinson & Elkins L.L.P.